Exhibit 3.1
WAIVER
     Reference is hereby made to the Certificate of Designation (the “Certificate of Designation”) of Rights, Preferences, Privileges and Restrictions of Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”) of NaviSite, Inc., a Delaware corporation (the “Company”). Capitalized terms not defined herein .shall have the meanings given to such terms in the Certificate of Designation.
     The undersigned holder of at least a majority of the outstanding shares of Series A Convertible Preferred Stock hereby waives the Excess Voting Rights. The term “Excess Voting Rights” means the supervoting powers of the Series A Convertible Preferred Stock when voting with the Common Stock on an as-converted basis pursuant to Section 5 of the Certificate of Designation to the extent that the Conversion Price of the Series A Convertible Preferred Stock is less than $7.02 per share (such dollar amount subject to adjustment as set forth in Section 4(d) of the Certificate of Designation) as a result of a Default adjustment to the Conversion Price pursuant to the third sentence of Section 4(a) of the Certificate of Designation; provided, however, this waiver of Excess Voting Rights shall be effective only to the extent required to comply with Nasdaq Marketplace Rule 4351 (or any successor rule).
     The undersigned further agrees that the undersigned may not transfer any shares of Series A Convertible Preferred Stock unless the transferee agrees in writing to be bound by the terms and conditions of this waiver.
     IN WITNESS WHEREOF, the undersigned has executed this Waiver as of the date set forth below.
netASPx Holdings, Inc.

By:	/s/ Philip A. Camfield
Name:	Philip A. Camfield
Title:	Principal

9/25/07

Dated